                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                         ____________________________


                                   FORM 11-K

       PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         ____________________________


[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF
                                     1934

                  For the fiscal year ended December 31, 1998

                                      or

[_] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
                           OF 1934 [NO FEE REQUIRED]

          For the transition period from ____________ to ___________


                          Commission File No. 0-27150


A.  Full Title of the Plan:

                           PATHOGENESIS CORPORATION
                          401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           PathoGenesis Corporation
                            201 Elliott Avenue West
                              Seattle, WA  98119

                             REQUIRED INFORMATION

Financial Statements and Exhibit

(a) Financial statements -- Plan financial statements and schedules prepared in accordance with financial reporting requirements of ERISA.

     See accompanying Index to Financial Statements attached hereto, which is incorporated by reference in this report.

(b)  Signatures

(c)  Exhibits

     23  Consent of Independent Certified Public Accountants

           Index to Financial Statements and Supplemental Schedules

                                                                                               Page
                                                                                               ----
Independent Auditors' Report                                                                      4

Financial Statements:
  Statements of Net Assets Available for Benefits as of December 31, 1998 and 1997                5
  Statement of Changes in Net Assets Available for Benefits for the Year ended                    6
   December 31, 1998
  Notes to Financial Statements                                                                7-10

Supplemental Schedules:
  Schedule 1: Line 27a -- Schedule of Assets Held for Investment Purposes as of                  11
   December 31, 1998
  Schedule 2: Line 27d -- Schedule of Reportable Transactions for the Year ended                 12
   December 31, 1998

All other schedules of additional information required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                         Independent Auditors' Report

Plan Administrator
PathoGenesis Corporation 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of PathoGenesis Corporation 401(k) Profit Sharing Plan (Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1998 and reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Seattle, Washington
June 11, 1999

              PathoGenesis Corporation 401(k) Profit Sharing Plan
                Statements of Net Assets Available for Benefits

                                                                         December 31,
                                                   -------------------------------------------------------
                                                                  1998                       1997
                                                                  ----                       ----
Assets
Investments, at fair value:
 Shares of registered investment companies:
  Fidelity Spartan Money Market Fund                           $  106,053                 $  108,292
  Fidelity Investment Grade Bond Fund                              94,149                     20,480
  Fidelity Asset Manager Fund                                     124,247                     91,236
  Fidelity Balanced Fund                                          183,944                    136,783
  Fidelity Spartan Market Index Fund                              559,508                    230,583
  Fidelity Disciplined Equity Fund                                582,650                    379,262
  Fidelity International Growth & Income Fund                     248,705                    191,908
  Fidelity Magellan Fund                                          596,206                    479,440
  Fidelity Contrafund                                             659,761                    408,914
  Fidelity Blue Chip Growth Fund                                  624,374                    298,154
 PathoGenesis Common Stock                                        310,339                         --
 Participant notes receivable                                      70,025                     10,540
                                                   -------------------------------------------------------

 Total investments                                              4,159,961                  2,355,592

Receivables:
 Participant's contributions                                                 --               21,738
                                                   -------------------------------------------------------

Net assets available for benefits                              $4,159,961                 $2,377,330
                                                   =======================================================

The accompanying notes are an integral part of these financial statements.

              PathoGenesis Corporation 401(K) Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits With Fund Information
                         Year Ended December 31, 1998

                                          -----------------------------------------------------------------------------------
Additions                                     Fidelity          Fidelity      Fidelity        Fidelity         Fidelity
                                              Spartan         Investment       Asset           Balanced        Spartan
                                              Money             Grade         Manager            Fund           Market
                                              Market          Bond Fund        Fund                             Index
                                               Fund                                                             Fund
                                          -----------------------------------------------------------------------------------
Additions to net assets attributed to:
 Investment income
  Net appreciation in fair value
   of investments                              $     --             1,210           13,741            24,978           95,012
  Interest                                           --                --               --                --               --
  Dividends                                       5,308             1,977            3,366             4,551            4,479
                                          -----------------------------------------------------------------------------------
                                                  5,308             3,187           17,107            29,529           99,491
  Less investment expenses                           --                --               --                --               --
                                          -----------------------------------------------------------------------------------
                                                  5,308             3,187           17,107            29,529           99,491
 Participant contributions                       42,521            22,134           42,555            32,788          197,511
                                          -----------------------------------------------------------------------------------
   Total additions                               47,829            25,321           59,662            62,317          297,002
                                          -----------------------------------------------------------------------------------
Deductions
Deductions from net assets attributed
 To benefits paid to participants                    26                --            6,871             2,184            7,670
                                          -----------------------------------------------------------------------------------
Net increase prior to interfund transfers        47,803            25,321           52,791            60,133          289,332
Interfund transfers                             (50,042)           48,348          (19,780)          (12,972)          39,593
                                          -----------------------------------------------------------------------------------
 Net increase (decrease)                         (2,239)           73,669           33,011            47,161          328,925
Net assets available for benefits:
 Beginning of year                              108,292            20,480           91,236           136,783          230,583
                                          -----------------------------------------------------------------------------------
 End of year                                   $106,053            94,149          124,247           183,944          559,508
                                          -----------------------------------------------------------------------------------


                                          ---------------------------------------------------------------------------------------
Additions                                    Fidelity          Fidelity           Fidelity           Fidelity         Fidelity
                                           Disciplined       International       Magellan Fund      Contrafund       Blue Chip
                                           Equity             Growth &                                                Growth
                                           Fund              Income Fund                                              Fund
                                          ---------------------------------------------------------------------------------------
Additions to net assets attributed to:
 Investment income
  Net appreciation in fair value
   of investments                               94,677              21,146            152,921           146,526           137,149
  Interest                                          --                  --                 --                --                --
  Dividends                                      4,001               1,018              3,320             3,207               979
                                          ---------------------------------------------------------------------------------------
                                                98,678              22,164            156,241           149,733           138,128
  Less investment expenses                          --                  --               (840)               --                --
                                          ---------------------------------------------------------------------------------------
                                                98,678              22,164            155,401           149,733           138,128
 Participant contributions                     140,447              49,271            112,100           152,973           194,934
                                          ---------------------------------------------------------------------------------------
   Total additions                             239,125              71,435            267,501           302,706           333,062
                                          ---------------------------------------------------------------------------------------
Deductions
Deductions from net assets attributed
 To benefits paid to participants                  806               1,690             43,824            27,607            32,302
                                          ---------------------------------------------------------------------------------------
Net increase prior to interfund transfers      238,319              69,745            223,677           275,099           300,760
Interfund transfers                            (34,931)            (12,948)          (106,911)          (24,252)           25,460
                                          ---------------------------------------------------------------------------------------
 Net increase (decrease)                       203,388              56,797            116,766           250,847           326,220
Net assets available for benefits:
 Beginning of year                             379,262             191,908            479,440           408,914           298,154
                                          ---------------------------------------------------------------------------------------
 End of year                                   582,650             248,705            596,206           659,761           624,374
                                          ---------------------------------------------------------------------------------------


                                           -----------------------------------------------------------
Additions                                   PathoGenesis    Participant      Other         Total
                                              Common           Notes
                                               Stock        Receivable
                                           -----------------------------------------------------------
Additions to net assets attributed to:
 Investment income
  Net appreciation in fair value
   of investments                                 174,486              --           --         861,846
  Interest                                            102           2,950           --           3,052
  Dividends                                            --              --           --          32,206
                                           -----------------------------------------------------------
                                                  174,588           2,950           --         897,104
  Less investment expenses                             --              --           --            (840)
                                           -----------------------------------------------------------
                                                  174,588           2,950           --         896,264
 Participant contributions                         22,113              --           --       1,009,347
                                           -----------------------------------------------------------
   Total additions                                196,701           2,950           --       1,905,611
                                           -----------------------------------------------------------
Deductions
Deductions from net assets attributed
 To benefits paid to participants                      --              --           --         122,980
                                           -----------------------------------------------------------
Net increase prior to interfund transfers         196,701           2,950           --       1,782,631
Interfund transfers                               113,638          56,535      (21,738)             --
                                           -----------------------------------------------------------
 Net increase (decrease)                          310,339          59,485      (21,738)      1,782,631
Net assets available for benefits:
 Beginning of year                                     --          10,540       21,738       2,377,330
                                           -----------------------------------------------------------
 End of year                                      310,339          70,025           --       4,159,961
                                           -----------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

              PathoGenesis Corporation 401(k) Profit Sharing Plan
                         Notes to Financial Statements


(1)  Description of Plan

     The following description of the PathoGenesis Corporation ("Company") 401(k) Profit Sharing Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan covering all full-time and part-time employees of the Company who are U.S. citizens or permanent residents and who are age eighteen or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions

     Each year, participants may contribute up to 20% of pretax annual compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company may make matching and/or profit sharing contributions at the discretion of the Company's board of directors. No such contributions were made during 1998. Contributions are subject to certain limitations.

     Effective April 1, 1999, the Company began discretionary contributions of 50% of the first 3% of compensation that a participant contributes to the Plan. All employer contributions are invested in PathoGenesis Corporation common stock.

     Participant Accounts

     Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting and Forfeitures

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants vest ratably over the first four years of credited service.

     Forfeited nonvested accounts reduce the amount of matching contributions required for the Plan year.

     Investment Options

     Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any one or more of 11 investment options.

          Fidelity Spartan Money Market Fund - a registered investment company that invests in high-quality, U.S. dollar-denominated, short-term money market instruments of all types.

          Fidelity Investment Grade Bond Fund - a registered investment company that invests in investment-grade debt securities.

          Fidelity Asset Manager Fund - a registered investment company that diversifies among domestic and foreign stocks, bonds, and short-term and money market instruments.

          Fidelity Balanced Fund - a registered investment company that invests in a broadly diversified portfolio of domestic and foreign high-yielding securities including common stocks, preferred stocks, and bonds.

          Fidelity Spartan Market Index Fund - a registered investment company that normally will invest at least 80% of its assets in stocks of companies that compose the Standard & Poor's 500 Index.

          Fidelity Disciplined Equity Fund - a registered investment company that invests in a broadly diversified portfolio of common stocks that are determined through both technical and fundamental analysis to be undervalued compared to others in their industries.

          Fidelity International Growth & Income Fund - a registered investment company that invests a majority of the fund's assets in common stocks of foreign companies with a focus on those that pay current dividends and show potential for capital appreciation.

          Fidelity Magellan Fund - a registered investment company that invests mainly in securities convertible into common stock of domestic, foreign, and multinational issuers of all sizes that offer potential for growth.

          Fidelity Contrafund - a registered investment company that invests primarily in common stocks of companies whose value is not fully recognized by the public.

          Fidelity Blue Chip Growth Fund - a registered investment company that invests primarily in a diversified portfolio of common stocks of well-known and established companies.

          PathoGenesis Common Stock (effective July 1, 1998) - Funds are invested in common stock of PathoGenesis Corporation. Subsequent to December 31, 1998, the fair value of PathoGenesis common stock declined approximately 77%.

     Participants may change their investment options daily.

     Participant Notes Receivable

     Participants may borrow from their fund account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes fund. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate at the time of the loan request. Interest rates at December 31, 1998 range from 8.5% to 9.0%. Principal and interest are paid ratably through monthly payroll deductions. Participants are limited to two outstanding loans at any point in time.

     Payment of Benefits

     Participants are eligible to receive distributions upon termination of employment, upon becoming permanently disabled, upon retirement, or upon request for a hardship withdrawal prior to termination. A participant may defer payment up to age 70-1/2 or elect to receive a lump-sum amount or rollover equal to the value of the participant's vested interest in his or her account.

(2)  Summary of Accounting Policies

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value based on quoted market prices. Participant notes receivable are valued at cost which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Payment of Benefits

     Benefits are recorded when paid.

     Plan Expenses

     Administrative expenses of the Plan are paid directly by the Company.

(3)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in any Company contributions and earnings thereon.

(4)  Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated April 11, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


(5)  Year 2000

     The Plan administrator has conducted a comprehensive review of its internal systems and applications to mitigate the risks associated with Year 2000 compliance issues and has developed a Year 2000 remediation plan. Program conversions and testing of systems and applications are underway and expected to be completed by December 31, 1999. The Plan administrator has inquired of the Plan's third-party service providers relating to their Year 2000 compliance. While these parties indicate they believe they are or will be compliant, the Plan administrator has limited ability to evaluate their responses or to evaluate what impact, if any, such entities' potential noncompliance may have on the Plan's operations. Costs associated with Year 2000 remediation efforts for the Plan are paid by the Company.

                                                                      Schedule 1
                                                                      ----------

              PathoGenesis Corporation 401(k) Profit Sharing Plan
          Item 27a - Schedule of Assets Held for Investment Purposes
                               December 31, 1998

      Identity of issue,           Description of investment, including maturity date,        Cost        Current
     borrower, lessor or           rate of interest, collateral, par or maturity value                     value
        similar party
------------------------------------------------------------------------------------------------------------------
     Fidelity Investments          Spartan Money Market Fund, 106,053 shares                  $106,053    $106,053
     Fidelity Investments          Investment Grade Bond Fund, 12,740 shares                    93,409      94,149
     Fidelity Investments          Asset Manager Fund, 7,145 shares                            135,768     124,247
     Fidelity Investments          Balanced Fund, 11,243 shares                                182,354     183,944
     Fidelity Investments          Spartan Market Index Fund, 6,560 shares                     508,192     559,508
     Fidelity Investments          Disciplined Equity Fund, 19,879 shares                      578,075     582,650
     Fidelity Investments          International Growth & Income Fund, 11,894 shares           258,935     248,705
     Fidelity Investments          Magellan Fund, 4,935 shares                                 535,570     596,206
     Fidelity Investments          Contrafund, 10,700 shares                                   612,357     659,761
     Fidelity Investments          Blue Chip Growth Fund, 12,294 shares                        554,631     624,374
*    PathoGenesis Corporation      Common Stock, 5,349 shares                                  163,641     310,339
     Various                       Participant notes receivable, 8.5% to 9%                         --      70,025

     *  Party-in-interest of the Plan as defined by Section 3(14) of ERISA.

                                                                      Schedule 2
                                                                      ----------

             PathoGenesis Corporation 401(k) Profit Sharing Plan
              Item 27d - Schedule of Reportable Transactions (1)
                         Year Ended December 31, 1998

Identity of party involved    Description of asset     Purchase price  Selling price      Expenses       Cost of asset
                                                                                        incurred with
                                                                                         transaction
-----------------------------------------------------------------------------------------------------------------------
Fidelity Investments        Spartan Money Market Fund          59,917             --                 --         59,917
Fidelity Investments        Spartan Money Market Fund              --         62,759                 --         62,759
Fidelity Investments        Spartan Market Index Fund         266,407             --                 --        266,407
Fidelity Investments        Spartan Market Index Fund              --         30,734                 --         30,480
Fidelity Investments        Disciplined Equity Fund           194,479             --                 --        194,479
Fidelity Investments        Disciplined Equity Fund                --         56,593                 --         54,743
Fidelity Investments        Magellan Fund                     143,924             --                840        143,924
Fidelity Investments        Magellan Fund                          --        156,697                 --        160,802
Fidelity Investments        Contrafund                        163,548             --                 --        163,548
Fidelity Investments        Contrafund                             --         66,969                 --         65,063
Fidelity Investments        Blue Chip Growth Fund             258,505             --                 --        258,505
Fidelity Investments        Blue Chip Growth Fund                  --         56,365                 --         54,596
PathoGenesis Corporation    Common Stock                      350,148             --                 --        350,148
PathoGenesis Corporation    Common Stock                           --        214,676                 --        186,889

Identity of party involved    Description of asset      Current value         Net gain or
                                                         of asset on            (loss)
                                                         transaction
                                                             date
-------------------------------------------------------------------------------------------
Fidelity Investments        Spartan Money Market Fund              59,917                --
Fidelity Investments        Spartan Money Market Fund              62,759                --
Fidelity Investments        Spartan Market Index Fund             266,407                --
Fidelity Investments        Spartan Market Index Fund              30,734               254
Fidelity Investments        Disciplined Equity Fund               194,479                --
Fidelity Investments        Disciplined Equity Fund                56,593             1,850
Fidelity Investments        Magellan Fund                         143,924                --
Fidelity Investments        Magellan Fund                         156,697            (4,105)
Fidelity Investments        Contrafund                            163,548                --
Fidelity Investments        Contrafund                             66,969             1,906
Fidelity Investments        Blue Chip Growth Fund                 258,505                --
Fidelity Investments        Blue Chip Growth Fund                  56,365             1,769
PathoGenesis Corporation    Common Stock                          350,148                --
PathoGenesis Corporation    Common Stock                          214,676            27,787

(1) Reportable transactions as defined in the Department of Labor's reporting regulations consist of (a) a single transaction in excess of 5% of the current value of Plan assets, (b) a series of transactions with or in conjunction with the same person, involving property other than securities, which amount in the aggregate to more than 5% of the current value of Plan assets, (c) a series of transactions with respect to securities of the same issue which amount in the aggregate to more than 5% of the current value of total Plan assets and (d) any transaction with respect to securities with or in conjunction with a person if a prior or subsequent single transaction has occurred with respect to securities with or in conjunction with that same person in an amount in excess of 5% of the current value of Plan assets. The current value of Plan assets, to apply the definition of reportable transactions, is determined at the beginning of the Plan year.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned on their behalf hereunto duly authorized.


Date: June 29, 1999                          PATHOGENESIS CORPORATION
                                             401(k) PROFIT SHARING PLAN

                                             By: PathoGenesis Corporation
                                                 Plan Administrator


                                             By: /s/ Alan R. Meyer
                                                 -----------------------------
                                                 Alan R. Meyer
                                                 Executive Vice President and
                                                 Chief Financial Officer